NORTHERN ORION
EXPLORATIONS LTD

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
[redacted]622 Fax: (604) 687-4212

June 5, 2002

02034684

VIA FEDEX

United States Securiti[...]on
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

02 JUN 10 [...] 11:18

Attention: Mary Cascio

Dear Sirs/Mesdames:

Re: **NORTHERN ORION EXPLORATIONS LTD.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3153
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be made public to the laws of British Columbia ad the Policies of the Toronto Stock Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

dw 6/10

Shannon M. Ross
Chief Financial Officer
for **NORTHERN ORION EXPLORATIONS LTD.**

Encl.

United States SEC filing
June 5, 2002

Northern Orion Explorations Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART 1 – Documents required to be Made Pulic pursuant to the laws of the Province of British Columbia and the Toronto Stock Exchange in connection with:

A. Correspondence with BC Securities Commission

1. Confirmation of Mailing-Annual & Extraordinary General Meeting
2. Certificate re dissemination to shareholders
3. Confirmation of mailing-Notice to Shareholders

B. Financials

1. Annual Report – December 31, 2002
2. First Quarter Report – March 31, 2002

C. Annual General Meeting

1. Notice of Annual General Meeting
2. Form of Proxy-English
3. Notice of Meeting and Management Information Circular
4. Notice of Annual General Meeting

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

NORTHERN ORION EXPLORATIONS LIMITED

TO BE HELD AT SUITE 1400, 570 GRANVILLE STREET, VANCOUVER, BRITISH COLUMBIA ON FRIDAY, JUNE 29, 2001, AT 2:00 P.M. (Vancouver Time)

The undersigned member ("Registered Shareholder") of the Company hereby appoints, John K. Burns, a Director of the Company, or failing this person, **Stephen Wilkinson**, President and a Director of the Company, or in the place of the foregoing,______________________ ______________(*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ________________________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of KPMG Chartered Accountants as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To determine the number of Directors at 8			N/A
4. To elect as Director, Norman Anderson		N/A	
5. To elect as Director, John K. Burns		N/A	
6. To elect as Director, Robert Cross		N/A	
7. To elect as Director, Frank A. Lang		N/A	
8. To elect as Director, Patrick T. O'Kane		N/A	
9. To elect as Director, Stephen Quin		N/A	
10. To elect as Director, Anthony Walsh		N/A	
11. To elect as Director, Stephen Wilkinson		N/A	
12. To approve the increase in the number of common shares which may be issued pursuant to the exercise of options under the Stock Option Plan, subject to regulatory approvals			N/A
13. To pass an ordinary resolution to approve a reduction in the price of options granted to certain directors and officers, subject to regulatory approvals			N/A
14. To pass a ordinary resolution to approve the issuance by the Corporation in one or more private placements of such number of securities as would result in the Corporation making issuable during the 12 month period following the date of the annual general meeting an amount of shares that exceeds 25% of the Corporation's issued and outstanding share capital but not more than 50 million shares.			N/A
15. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

NORTHERN ORION
EXPLORATIONS LTD

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the members of Northern Orion Explorations Ltd. (the "Corporation") will be held at #1400 – 570 Granville Street, , Vancouver, British Columbia, on Friday, June 29th, 2001, at the hour of 2:00 P.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Corporation together with the auditor's report thereon for the financial year ended December 31, 2000.
2. To fix the number of directors at eight.
3. To elect directors for the ensuing year.
4. To appoint the auditor for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditor.
6. To approve the increase in the number of common shares which may be issued pursuant to the exercise of options under the Stock Option Plan, subject to regulatory approvals, as more fully set forth in the information circular accompanying this notice.
7. To consider and, if thought fit, to pass an ordinary resolution to approve a reduction in the price of options granted to certain directors and officers, subject to regulatory approvals, as more fully set forth in the information circular accompanying this notice.
8. To consider and, if thought fit, to pass an ordinary resolution to approve the issuance by the Corporation in one or more private placements of such number of securities as would result in the Corporation making issuable during the 12 month period following the date of the Meeting an amount of shares that exceeds 25% of the Corporation's issued and outstanding share capital but not more than 50,000,000 Shares.
9. To transact such further or other business as may properly come before the meeting and ny adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 18th day of May, 2001.

BY ORDER OF THE BOARD

Stephen Wilkinson, President

NORTHERN ORION
EXPLORATIONS LTD.

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular ("Proxy Circular") is being furnished to the shareholders of Northern Orion Explorations Ltd. (the "Corporation" or the "Company") in connection with the solicitation of proxies by the directors and management of the Corporation for use at the annual general meeting of the shareholders of the Corporation (the "Meeting"). The Meeting will be held at #1400 – 570 Granville Street, Vancouver, British Columbia on Friday, June 29, 2001, at the hour of 2:00 p.m., Vancouver time, for the purposes set out in the notice of the Meeting accompanying this Proxy Circular. This Proxy Circular is first being sent to shareholders of the Corporation on or about May 18, 2001. Unless otherwise stated, information contained in this Proxy Circular is given as of the date hereof.

The solicitation of proxies for the Meeting will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Corporation. Employees of the Corporation will not receive any extra compensation for such activities. The Corporation may also pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, their reasonable expenses for sending proxies and proxy material to beneficial owners of common shares of the Corporation and requesting authority to execute proxies in respect of such common shares of the Corporation. The Corporation will bear the expenses of such solicitation of proxies.

No person is authorized to give any information or to make any representation other than as contained in this Proxy Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Corporation. The delivery of this Proxy Circular shall not under any circumstances create an implication that there has been no change in the information set forth herein since the date of this Proxy Circular.

Appointment of Proxy and Discretionary Authority

The persons named in the form of proxy accompanying this Proxy Circular are officers and directors of the Corporation. **A shareholder of the Corporation has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons named in the form of proxy accompanying this Proxy Circular, as nominee to attend and act for and on behalf of such shareholder at the Meeting and may exercise such right by inserting the name of such person in the blank space provided on the form of proxy, or by executing a proxy in a form similar to the form of proxy accompanying this Proxy Circular. If a shareholder of the Corporation appoints one of the persons named in the form of proxy accompanying this Proxy Circular as the nominee of the shareholder and does not direct such nominee to vote either for, against or withhold from voting on a matter or matters with respect to which an opportunity to specify how the common shares of the Corporation registered in the name of such shareholder are to be voted, the proxy shall be voted for such matter or matters.** To be effective, proxies must be received by the Corporation c/o Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, prior to 5:00 p.m., Vancouver time, on Wednesday, June 27, 2001, or, in the case of any adjournment of the Meeting, not later than 5:00 p.m., Vancouver time, on the business day prior to the reconvened meeting. **PROXIES PRESENTED AT THE MEETING, OR, IN THE CASE OF ANY ADJOURNMENT OF**

THE MEETING, PRESENTED AT THE RECONVENED MEETING, MAY NOT BE ACCEPTED OR COUNTED.

Exercise of Vote by Proxy

The common shares of the Corporation represented by a proxy at the Meeting will be voted for, against or withheld from voting in accordance with the instructions of the holder of such common shares of the Corporation, so long as such instructions are certain, on any ballot that may be called for and, where the shareholder of the Corporation whose proxy is solicited specifies a choice with respect to any matter to be voted upon, the common shares of the Corporation represented by such proxy will be voted in accordance with the specification so made. **If no choice is specified in the proxy, the persons named in the form of proxy accompanying this Proxy Circular will vote for all of the matters proposed by management at the Meeting and described in the notice of the Meeting accompanying this Proxy Circular.**

The form of proxy accompanying this Proxy Circular confers discretionary authority upon the persons named therein with respect to any amendment or variation to the matters identified in the notice of the Meeting accompanying this Proxy Circular and with respect to other matters which may properly come before the Meeting. Management of the Corporation knows of no matters to come before the Meeting other than those referred to in the notice of the Meeting accompanying this Proxy Circular. However, if any other matters which are not now known to management of the Corporation should properly come before the Meeting, the common shares of the Corporation represented by proxies given in favour of the persons named in the form of proxy accompanying this Proxy Circular will be voted on such matters in accordance with the best judgement of such person.

Revocation of Proxies

A shareholder of the Corporation may revoke a previously given proxy by depositing an instrument in writing executed by the shareholder or his attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof properly authorized, indicating the capacity under which such officer or attorney is signing, and deposited, together with the instrument so empowering the officer or officers or the attorney, or a notarially certified copy of such instrument, either at the registered office of the Corporation at any time up to and including 5:00 p.m., Vancouver time, on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or in any other manner permitted by law.

Voting Securities and Principal Holders Thereof

As of May 18, 2001, 113,870,222 common shares of the Corporation were outstanding, each entitled to one vote on each matter voted upon by ballot at the Meeting. Each holder of record of common shares of the Corporation on May 18, 2001, was entitled to notice of the Meeting and is entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as at May 18, 2001, the only person or company which beneficially owned, directly or indirectly or exercised control or direction over, shares carrying more than 10% of the votes attached to all outstanding shares of the Corporation was Miramar Mining Corporation ("Miramar"), a publicly-traded company. Miramar beneficially owns 70,012,471 common shares, representing approximately 62% of the total number of common shares then outstanding.

Interest of Insiders in Material Transactions

Miramar Mining Corporation ("Miramar") owns approximately 62% of the Corporation and is therefore considered an insider of the Corporation.

During the financial year ended December 31, 2000, the Corporation paid management fees totalling $420,000 to Miramar ($861,000 in 1999). A portion of the management fees paid to Miramar was for the payment of the salary of a shared member of senior management of the Corporation, for services performed as an officer of the Corporation.

In December 1999, the Corporation reached an agreement to restructure and partially settle amounts owing to Miramar. Under the agreement, the Corporation issued a royalty and net proceeds interest ("Royalty Interest") entitling Miramar to receive the economic equivalent of a 2.5% net smelter return royalty on all of the Corporation's mining properties and interests to a total of $17,987,000. The payment of this obligation is limited to payments from the Royalty Interest and a right to receive a portion of the proceeds from the sale of any interest in any of the Corporation's mining interests.

Included in the 1999 debt restructuring, the Corporation issued a promissory note to Miramar and capitalized certain amounts to the convertible debenture as consideration for existing indebtedness. No gain or loss was realized on this restructuring of amounts payable to Miramar. The promissory note was in the face amount of $6.5 million; bears interest at bank prime plus 2%, and is due on demand after June 20, 2001. The note requires that the Corporation maintain working capital of not less than $1,000,000 as and from March 31, 2000, to be tested monthly. Subsequent to the end of 1999, $4.5 million of the principal amount of the promissory note was settled through the issue to Miramar of 15 million shares in the Corporation. In addition, on March 31, 2000, Miramar provided the Corporation with a waiver extending the date for the imposition of the working capital requirement to June 15, 2000.

On April 27, 2001, Northern Orion concluded further restructuring agreements in conjunction with a private placement of $1,500,000. The placement completed with an arms length investor required Miramar to convert the convertible debenture into common shares, restructure the remaining indebtedness of Northern Orion into a long term convertible note and to option 60 million of its 70 million shares to a third party. The convertible debenture was in an amount of $21.2 million and was converted into 14.4 million shares of the Corporation at a conversion price of $1.47 per share. The remaining indebtedness of Northern Orion to Miramar amounted to $6.9 million and was restructured into convertible notes due after June 30th 2002, and with a conversion price of $0.15 per Northern Orion share. In addition, the Royalty Interest was reduced from a total obligation of $18 million to $15 million and excluded any interest in the San Jorge property in Argentina.

Interest of Certain Persons in Matters to be Acted Upon

No director or senior officer of the Corporation or any proposed nominee of management of the Corporation for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

Executive Remuneration

The following table (presented in accordance with the regulation (the "Regulation") made under the Securities Act (Ontario)) sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation and to subsidiaries of the Corporation for the financial years indicated (to the extent required by the Regulation) in respect of the Chief Executive Officers of the Corporation and

each of the individuals who were, at December 31, 2000, executives of the Corporation whose aggregate salary and bonus exceeded $100,000 (collectively the "Named Executive Officers").

Stock Option Plan

Under the stock option plan of the Corporation (the "Stock Option Plan"), options to purchase common shares of the Corporation may be granted to full or part-time employees and directors of the Corporation or subsidiaries of the Corporation and other persons or companies engaged to provide ongoing management or consulting services for the Corporation or any entity controlled by the Corporation. The maximum aggregate number of common shares of the Corporation subject to option under the Stock Option Plan may not exceed 10,000,000. In determining the number of common shares of the Corporation subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Corporation. The exercise price per common share may not be less than the closing price of the common shares of the Corporation on The Toronto Stock Exchange on the trading day immediately preceding the day on which the option is granted. Each option is for a term not in excess of ten years and is not exercisable unless the optionee has been continuously employed by, a director or an officer of, or engaged in providing ongoing management or consulting services for, the Corporation or a subsidiary of the Corporation continuously since the date of grant of the option, except in the case of the death of an optionee, in which case the option is exercisable for a maximum of twelve months thereafter, or in the case of an optionee ceasing to be a participant under the Stock Option Plan for any reason other than cause or death, in which case the option is exercisable for a maximum of 30 days thereafter. The Stock Option Plan does not provide for the granting of financial assistance, whether by way of a loan, guarantee or otherwise, by the Corporation in connection with any purchase of common shares from the Corporation.

The Stock Option Plan also provides for share appreciation rights in favour of holders of options granted under the Stock Option Plan. A holder of an option under the Stock Option Plan is entitled to elect to terminate such option, in whole or in part, and, in lieu of receiving the common shares of the Corporation to which the terminated option relates, to receive that number of common shares of the Corporation, disregarding fractions, which, when multiplied by the fair value of the common shares of the Corporation (which is the average of the high and low board lot prices for the common shares on The Toronto Stock Exchange for the immediately preceding 5 trading days) to which the terminated option relates, has a total value equal to the product of the number of such common shares multiplied by the difference between the fair value and the exercise price per share of such common shares of the Corporation, less any amount required to be withheld on account of income taxes.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation: Salary ($)	Bonus ($)	Other Annual Compensation [1] ($)	Long-Term Compensation Awards: Securities Under Options Granted In Year (#)	All Other Compensation ($)
Stephen Wilkinson President and Chief Executive Officer	2000 1999	NIL NIL	NIL NIL	171,000 6,000	1,200,000 NIL	NIL NIL
Ricardo Auriemma [2] President of Argentine Subsidiaries	2000 1999 1998	97,500 97,500 97,500	NIL NIL NIL	14,118 14,118 13,494	NIL NIL NIL	NIL NIL NIL

(1) Where the value of perquisites and benefits for a Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus of such Named Executive Officer, the value is not reported.

(2) Dr. Auriemma commenced employment with the Corporation on November 1, 1994. The salary and bonus amounts for Dr. Auriemma is payable and quoted in U.S. dollars.

During the financial year of the Corporation ended December 31, 2000, options were granted to the Chief Executive Officer. The following table (presented in accordance with the Regulation) sets forth details of all exercises of options during the financial year of the Corporation ended December 31, 2000 by each of the Named Executive Officers and the value as at December 31, 2000 of unexercised options on an aggregate basis:

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND DECEMBER 31, 2000 OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realised ($)	Unexercised Options at December 31, 2000 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at December 31, 2000 ($) Exercisable/ Unexercisable
Stephen Wilkinson	NIL	0	1,000,000/200,000	NIL
Anthony Walsh	NIL	0	475,000/50,000	NIL
Ricardo Auriemma	NIL	0	50,000/0	NIL

Report on Executive Compensation

No Compensation Committee has been formed and no policies relating to executive compensation have been established. No executives of the Corporation have been compensated directly. One member of the senior management of the Corporation was paid by Miramar that charged the Corporation rent, and management and services fees of $420,000 for the financial year ended December 31, 2000. The management fee is reviewed by the Audit Committee of the Board of the Corporation. The fees paid to the Named Executive Officers are based on industry standards.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five financial years of the common shares of the Corporation, assuming a $100 investment in the common shares of the Corporation on December 31, 1995, with The TSE 300 Stock Index during such period, assuming dividend reinvestment.

Five-Year Cumulative Return on $100 Investment
Assuming Dividend Reinvestment
December 31, 1995 - December 31, 2000


175.00
150.00
125.00
100.00
75.00
50.00
25.00
0.00
1996
1997
1998
1999
2000
NNO
TSE

Compensation of Directors

The Corporation does not pay cash compensation to directors of the Corporation for services rendered in their capacity as directors or for their services rendered as members of committees.

The Corporation has no plans other than as set out herein pursuant to which cash or non-cash compensation was paid or distributed to Directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

Executive Contracts

Stephen Wilkinson is engaged under a management contract with a wholly owned private corporation. Ricardo Auriemma is employed under an employment agreement with a wholly owned Argentine subsidiary of the Corporation. During the financial year ended December 31, 2000, no other Named Executive Officers entered into employment agreements with the Corporation.

Corporate Governance

In December 1994, The Toronto Stock Exchange Committee on Corporate Governance in Canada (the "TSE Committee") issued its report on proposed guidelines for corporate governance in Canada. In May 1995, The Toronto Stock Exchange (the "TSE") adopted the TSE Committee's report and announced that all companies with a year end on or after June 30, 1995, would be required to describe their practices and policies with regards to corporate governance, with reference to the TSE Committee's report guidelines, on an annual basis, by way of a corporate governance statement contained in the Corporation's annual information form.

Pursuant to the TSE guidelines on corporate governance (the "Guidelines"), the board of directors of the Corporation has approved the following statement on the corporate governance practices of the Corporation.

The role of the board of directors of the Corporation is to supervise management and to approve major and strategic decisions. The board annually adopts budgets for the upcoming year's operations and receives monthly operating reports that show budget variances. All major matters are

analysed in reports prepared by management and are submitted to the Board for its approval. Such major matters include significant acquisitions, exploration and development budgets and financings.

The Chief Executive Officer of the Corporation is primarily responsible for establishing the future direction of the Corporation. The board reviews all new proposed directions and significant decisions to be made, and has the ultimate decision on the direction of the Corporation.

The Corporation's board of directors consists of eight directors, Stephen Wilkinson is a member of management and as at December 31, 2000, John K. Burns, Terry O'Kane and Norman Anderson are outside directors. Robert Cross and Frank Lang joined the Board subsequent to year-end and may be currently considered outside directors. The five outside directors are considered unrelated directors for the purposes of the Guidelines. Two of the directors are directors and officers of Miramar Mining Corporation and are considered related directors.

The Chairman of the Corporation is not an officer of the Corporation. At the Corporation's present stage of development, the board is of the view that having a chair who is not involved in management is most appropriate for the Corporation. Moreover, the Board is of the view that the Corporation's outside directors have shown significant independence from management and receive the greatest benefit from a chairman who is also an outside director.

There are three board committees.

The Executive Committee is made up of the President and the three outside directors as at the end of the year. The Executive Committee has not been delegated any specific authority by the board and acts primarily as a senior decision making forum. However, it is a primary responsibility of the Executive Committee to review and approve any transactions of the Corporation involving Miramar Mining Corporation.

During 2000, the Audit Committee consisted of the President and two directors, both of whom are related directors. The Audit Committee is mandated to implement and review internal systems. Thereby it would assist the board in identifying and monitoring the risks of the business of the Corporation. Further, the Audit Committee is charged with the initial responsibility of determining that the financial and budget goals of the Corporation are met by management, and where the goals have not been met by management, reporting back to the board on the progress and level of the achievement of management versus the predetermined budget levels.

The Environmental Committee consists of three directors, a majority of whom are related directors. The Environmental Committee reviews compliance by the Corporation with all applicable regulatory requirements together with an analysis of risks, which could be encountered in the future related to environmental matters.

The Corporation is controlled by Miramar, which is considered a "significant shareholder" within the meaning of the Guidelines. The Corporation does not have a separate nominating committee or corporate governance committee. The board is considering the creation of those formal committees and the addition of one or more unrelated directors. There are no formal procedures in place for recruiting new directors.

The Corporation has an investor relations group which is the main communications channel with investors. Senior members of management also have frequent communication with institutional and retail investors.

The board relies on management to follow the directions and policies established by the board and to provide accurate information to the board relating to all major developments in the Corporation's business within sufficient time to enable the board to carry out its responsibilities.

THE MEETING

Election of Directors

It is proposed that the persons named below be nominated for election as directors of the Corporation. All of the proposed nominees are now directors of the Corporation and have been since the year set forth below. Management of the Corporation does not contemplate that any of the proposed nominees will be unable to serve as directors of the Corporation, but if that should occur for any reason prior to the Meeting, the persons named in the form of proxy accompanying this Proxy Circular have the right to vote for any other nominee of management of the Corporation. Each director will be elected to hold office until the close of the next annual general meeting of the shareholders of the Corporation or until his successor is appointed or elected. The following table sets forth certain information concerning the persons nominated for election as directors of the Corporation.

Name and Municipality of Residence	Positions Held	Principal Occupation	Director Since	Number of Common Shares Owned(4)
Norman Anderson (1) Vancouver, B.C.	Director	President of Anderson & Associates	2000	NIL
John K. Burns (1)(2)(3) Philadelphia, PA	Director	President and CEO of Frontier Resources Management Inc.	1995	20,000
Robert Cross West Vancouver, B.C.	Director	Managing Director of Vencourt Capital Inc.	March, 2001	NIL
Frank A. Lang West Vancouver, B.C.	Director	President and Chairman of Valerie Gold Resources Ltd.	May, 2001	NIL
Terrance O'Kane (1) Vancouver, B.C.	Director	Independent Consultant	1999	36,200
Stephen P. Quin (2) West Vancouver, B.C.	Director	Executive Vice-President of Miramar Mining Corporation	1988	5,604
Anthony P. Walsh (3) West Vancouver, B.C.	Director	President and Chief Executive Officer of Miramar Mining Corporation	1999	NIL
Stephen Wilkinson (1)(2)(3) North Vancouver, B.C.	President, Chief Executive Officer and Director	President and Chief Executive Officer of Northern Orion Explorations Ltd.	1999	64,000

(1) Member of the Executive Committee.
(2) Member of the Environmental Committee.
(3) Member of the Audit Committee.
(4) Indicates the number of common shares of the Corporation beneficially owned, directly or indirectly, or over which control and direction is exercised. Such information, not within the knowledge of the Corporation, has been furnished by the respective nominees.

Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his name during the past five years except for Stephen Wilkinson. Mr. Wilkinson, prior to 1999, was a mining analyst employed by RBC Dominion Securities Inc.

Unless such authority is withheld, the persons named in the form of proxy accompanying this Proxy Circular intend to vote for the election of the foregoing individuals as directors of the Corporation until the close of the next following annual general meeting of the shareholders of the Corporation or until their successors are elected.

Appointment of Auditor

Unless such authority is withheld, the persons named in the form of proxy accompanying this Proxy Circular intend to vote for the appointment of KPMG, Chartered Accountants, as the auditor of the Corporation until the close of the next following annual general meeting of the shareholders of the Corporation or until their successor is appointed, at a remuneration to be fixed by the directors.

Particulars of Other Matters to be Acted Upon

(a) Amendment to Stock Option Plan

At the special meeting held November 13, 1995, shareholders approved the creation of the stock option plan (the "Plan") for directors, officers and employees. The maximum number of shares made available for distribution under the Plan was 10,000,000 shares.

It is proposed to amend the Plan to increase the maximum number of shares available for issue under the Plan to 16,000,000 shares.

The directors consider that the Plan is of fundamental importance in achieving the Corporation's objective of attracting, retaining and motivating qualified directors, officers and employees, and serves to align the personal interests of such persons with the interests of the Corporation and its shareholders.

In order to allow the Corporation to grant additional incentive share purchase options, an increase in the maximum number of shares presently provided for under the Plan is required, and the directors recommend that the maximum number be increased from 10,000,000 to 16,000,000. This number would represent approximately 10% of the total number of shares of the Corporation issued and outstanding on a fully diluted basis.

Under the policies of The Toronto Stock Exchange, the proposed increase in the maximum number of shares reserved for issuance under the Plan will require approval by a majority of the votes cast at the meeting other than votes attached to securities beneficially owned by insiders to whom shares may be issued pursuant to the Plan and their associates (a "disinterested shareholder vote"). Such insiders and associates presently hold an aggregate of 88,604 shares, which will not be counted for the purpose of determining whether a disinterested shareholder vote has been obtained.

The Corporation does not provide financial assistance to participants in the Plan to facilitate the purchase of shares under the Plan.

The following resolution will be proposed at the meeting:

> "RESOLVED as an ordinary resolution of the disinterested shareholders of the Corporation that the maximum number of shares to be reserved for issuance by the Corporation under its Stock Option Plan (the "Plan") be increased from 10,000,000 to 16,000,000 and that the Plan be amended accordingly."

If this resolution is not passed, the Plan will remain in effect, but options granted in excess of the maximum number provided for will not be exercisable, and the Corporation will be severely restricted in its ability to grant further incentive options or to allow for employee share purchases or share bonuses.

(b) Replacement of Existing Options

In 1999, the Corporation additional granted incentive options for the purchase of a total of 5,900,000 common shares at an exercise price of $0.30 per share to officers and directors.. The total number of options outstanding at December 31, 2000 was 6,095,000 with the average exercise price of $0.35. Since the date the options were granted, market conditions have been unfavourable and the market price of the Corporation's shares has decreased. The Corporation has recently granted options to new directors and officers at the purchase price of $0.15 per share and proposes to replace existing options with new options at the same price and on the same terms as made available to the new directors and officers. The policies of The Toronto Stock Exchange consider the grant of new options at a reduced price as equivalent to repricing existing options, and if the optionee is an insider then disinterested shareholder approval (excluding insiders and their associates) must be obtained. The Corporation proposes to seek such approval with respect to the following incentive options, at an exercise price of $0.15 per share:

Name of Option	Number of Shares	Expiry Date
Norman Anderson	500,000	May 24, 2006
John K. Burns	500,000	May 24, 2006
P. Terry O'Kane	500,000	May 24, 2006
Stephen Quin	500,000	May 24, 2006
Anthony Walsh	500,000	May 24, 2006
Stephen Wilkinson	1,700,000	May 24, 2006
David Cohen	1,200,000	May 24, 2006
Ricardo Auriemma	200,000	May 24, 2006
Amalita Leguizamon	50,000	May 24, 2006
Hernan Celorrio	50,000	May 24, 2006

If the required disinterested shareholder approval is not obtained, the optionees will retain their existing options at an average exercise price of $0.35 per share.

(c) Advance Shareholder Approval to the Issuance of a Number of Common Shares by Private Placement that Exceeds 25% of the Corporation's Issued Share Capital

Under the rules of The Toronto Stock Exchange (the "TSE") the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule").

The application of the TSE 25% Rule may restrict the availability by the Corporation to funds which it may wish to raise in the future by private placement of its securities.

The Directors consider it to be in the best interests of the Corporation to retain flexibility for the Corporation, to facilitate it raising working capital, exploration funds and development financing by way of private placement financing if necessary. The TSE has a working practice that it will accept advance approval by the shareholders in anticipation of private placements that may exceed the TSE 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Corporation's issued and outstanding share capital is currently 113.9 million Common Shares. The Corporation proposes that the maximum number of Common Shares which would be subject to issue under one or more private placements in the 12-month period following the Meeting would not exceed 50 million Common Shares.

Any private placement proceeded with by the Corporation under the advance shareholder approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Corporation;

(b) it cannot have a material effect on control of the Corporation;

(c) it must be completed within a 12-month period following the date advance shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSE, which currently require that the price per security must not be lower than the closing market price of the security on the TSE on the trading day prior to the date notice of the private placement is given to the TSE (the "Market Price") less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

In any event, the TSE retains the discretion to decide whether or not a particular placement is "substantially" at arms-length or have a "material effect on the Company", in which case specific shareholder approval may still be required.

In anticipation that the Company may need to enter into one or more private placements in the next 12 months that will make issuable such number of its treasury Common Shares, taking into account any Common Shares that may be issued upon exercise of any warrants or options granted in connection with the private placements, that will exceed the TSE 25% Rule, the Company requests that shareholders pass a resolution as follows:

> "Resolved that the issuance by the Corporation in one or more private placements of such number of securities as would result in the Corporation making issuable during the 12 month period following the date of the annual general meeting an amount of Common Shares that exceeds 25% of the Corporation's issued and outstanding share capital but not more than 50.0 million Common Shares, as more particularly described in and subject to the restrictions described in the Corporation's Information Circular relating to the annual general meeting is hereby approved."

The directors of the Corporation believe the passing of the ordinary resolution is in the best interests of the Corporation and recommend the shareholders vote in favour of the resolution. In the event the resolution is not passed, the TSE will not approve any private placements which result in the issuance or possible issuance of a number of Common Shares which exceeds the TSE 25% Rule, without specific shareholder approval. Such restriction could impede the Corporation's timely access to required funds.

(d) Annual Report

A copy of the most recent annual report and interim financial statements of the Corporation may be obtained upon request from the Secretary of the Corporation. The Corporation may require the payment of a reasonable fee for providing a copy of the foregoing documents to a person who is not a security holder of the Corporation.

Approval

The contents and the sending of this management information circular have been approved by the directors of the Corporation

By Order of the Board

(signed) Stephen Wilkinson
President

May 18, 2001

02 JUN 17

NORTHERN ORION
EXPLORATIONS LTD
Suite 1400, 570 Granville Street, Vancouver, BC, V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

NOTICE OF MEETING
AND
MANAGEMENT INFORMATION CIRCULAR

For

The Annual General Meeting of Shareholders

To be Held on

Thursday, June 25, 2002

NORTHERN ORION
EXPLORATIONS LTD

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1

Tel: (604) 687-4622 Fax: (604) 687-4212

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the members of Northern Orion Explorations Ltd. (the "**Company**" or "**NNO**") will be held at 10th Floor - 595 Howe Street, Vancouver, British Columbia, on Thursday, June 25, 2002, at the hour of 10:30 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Corporation together with the auditor's report thereon for the financial year ended December 31, 2001.

2. To fix the number of directors at six.

3. To elect directors for the ensuing year.

4. To appoint the auditor for the ensuing year.

5. To authorize the directors to fix the remuneration to be paid to the auditor.

6. To consider and, if thought fit, to approve by ordinary resolution, the Company issuing or making issuable in one or more private placements or acquisitions, during the 12 month period following the date of the Meeting, Common Shares totalling up to 49% of the issued and outstanding share capital of the Company, as more particularly described in the Information Circular accompanying this Notice.

7. To consider and, if thought fit, to approve by ordinary resolution, the issuance of shares and share purchase warrants (the "**Success Fee securities**") to Riverbank Group Limited, pursuant to an agreement between the Company and Riverbank dated September 1, 2001 as more fully set out in the Information Circular accompanying this Notice.

8. To authorize the directors in their discretion to amend stock options granted to insiders.

9. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 7th day of May, 2002.

BY ORDER OF THE BOARD

Stephen Wilkinson, President

NORTHERN ORION
EXPLORATIONS LTD.

INFORMATION CIRCULAR

(As at May 7, 2002, except as indicated)

GENERAL PROXY INFORMATION

This information circular is furnished in connection with the solicitation of proxies by the management of **Northern Orion Explorations Ltd.** (the "**Company**" or "**NNO**") for use at the annual general meeting of the Company to be held on June 25, 2002 and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

Appointment of Proxyholder

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "**Management Proxyholders**").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

Voting by Proxy

Common shares of the Company (the "**Shares**") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "**shareholder**") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of

the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Non-Registered Holders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "**Non-Registered Holder**") but which are registered either: (a) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to either the Company or the transfer agent** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

Revocability of Proxy

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

Voting Shares and Principal Holders Thereof

As of May 7, 2002, 122,203,555 common shares of the Company were outstanding, each entitled to one vote on each matter voted upon by ballot at the Meeting. Each holder of record of common shares of the Company on May 7, 2002, was entitled to notice of the Meeting and is entitled to vote at the Meeting.

To the knowledge of the Directors and senior officers of the Company, as at the record date, May 7, 2002, persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company are as follows:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Miramar Mining Corporation(1)	70,012,471(1)	57.3%
Valerie Gold Resources Ltd.(2)	18,333,333	15%

(1) Miramar also holds the Miramar Notes which are convertible into the Note Shares. Pursuant to a Voting Trust Agreement dated February 23, 2001, Mr. Robert Cross, a director of the Company, has voting control over 70,012,471 of the shares held by Miramar, until June 30, 2002. 1341180 Ontario Limited, a company controlled by Robert Cross holds the Control Block Option.

(2) Valerie Gold Resources Ltd. holds a further 10,500,000 share purchase warrants, exercisable to acquire an additional 10,500,000 shares of the Company. Pursuant to an agreement dated April 12, 2001, the Control Block Option is held in trust for Valerie and Valerie is entitled to direct the sale of the 60,012,471 Common Shares which are subject to the option.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. **In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.**

Member approval will be sought to fix the number of directors of the Company at six (6).

The Company has an executive committee and is required to have an audit committee. Members of these committees are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name and Municipality of Residence	**Positions Held**	**Principal Occupation**	**Director Since**	**Number of Common Shares beneficially owned or, directly or indirectly, controlled(4)**
Norman Anderson [(1)] Vancouver, B.C.	Director	President of Anderson & Associates	Jan., 2000	10,000 500,000 options
John K. Burns [(1)(2)(3)] Philadelphia, PA	Director	President and CEO of Frontier Resources Management Inc.	1995	20,000 500,000 options
Robert Cross West Vancouver, B.C.	Director	Managing Director of Vencourt Capital Inc.	March, 2001	70,012,471[(5)] 500,000 options
Frank A. Lang[(2) (3)] West Vancouver, B.C.	Director	President and Chairman of Valerie Gold Resources Ltd.	May, 2001	NIL 500,000 options
Terrance O'Kane [(1)] Whistler, B.C.	Director	Independent Consultant	1999	56,200 500,000 options
Stephen Wilkinson [(1)(2)(3)] North Vancouver, B.C.	President, Chief Executive Officer and Director	President and Chief Executive Officer of Northern Orion Explorations Ltd. Since November 1999. Previously, Mining Analyst with RBC	1999	84,000 1,700,000 options

(1) Member of the Executive Committee.

(2) Member of the Environmental Committee.

(3) Member of the Audit Committee.

(4) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 7, 2002, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(5) Pursuant to a Voting Trust Agreement dated February 28, 2001, Mr. Cross has voting control over 70,012,471 Common Shares owned by Miramar and 1341180 Ontario Limited, a corporation controlled by Mr. Cross, holds the Control Block Option. See "Glossary" and "Conditions to Completion of the Acquisition – Conversion of Miramar Notes".

Unless such authority is withheld, the persons named in the form of proxy accompanying this Proxy Circular intend to vote for the election of the foregoing individuals as directors of the Corporation until the close of the next following annual general meeting of the shareholders of the Company or until their successors are elected.

STATEMENT OF EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("**the Rules**") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at December 31, 2001 and the other four most highly compensated executive officers of the Company as at December 31, 2001 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "**the Named Executive Officers**").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compen-sation ($)
Stephen Wilkinson	2001	Nil	Nil	144,000[2]	1,700,000[5]	Nil	Nil	Nil
President & Chief	2000	Nil	Nil	108,000[3]	1,200,000[6]	Nil	Nil	Nil
Executive Officer[1]	1999	Nil	Nil	6,000	Nil	Nil	Nil	Nil
David Cohen	2001	Nil	Nil	120,000[4]	1,200,000[5]	Nil	Nil	Nil
Chief Operating Officer	2000	Nil	Nil	Nil	700,000[6]	Nil	Nil	Nil
	1999	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1) Mr. Wilkinson was appointed Chief Executive Officer in November, 1999. Mr. W. Berekoff, Chief Executive Officer in January, 1999 to March, 1999 and Mr. Anthony Walsh, acting Chief Executive Officer March, 1999 to November, 1999, received no compensation in their capacity as such during the applicable periods.

(2) A portion of which was paid to Dunrowan Management Ltd. of which Mr. Wilkinson is the principal. A further $31,380 was paid to Mr. Wilkinson on account of expenses.

(3) A further $68,113 was paid to Mr. Wilkinson on account of expenses.

(4) Paid to Maluti Services Ltd. of which Mr. Cohen is the principal. A further $97,024 was paid to Maluti Services Ltd. on account of expenses.

(5) 700,000 of these stock options are subject to vesting as to 350,000 on the first anniversary date and 350,000 on the second anniversary date of grant. In the event of a "Major Corporate Transaction", all unvested options will vest immediately. A Major Corporate Transaction is defined as a bona fide offer to shareholders of the Company which, if accepted, would result in the offeror becoming a control person of the Company or a transaction by which the Company enters into an agreement which provides for or could result in an exchange of shares by shareholders of the Company.

(6) These stock options were originally granted on February 4, 2000, and were cancelled during the most recently completed financial year. See "Options and SARs".

Long-Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Options and SARs

Stock Options

Under the stock option plan of the Company (the "**Stock Option Plan**"), options to purchase Common Shares of the Company may be granted to full or part-time employees and directors of the Company or subsidiaries of the Company and other persons or companies engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company. The maximum aggregate number of common shares of the Company subject to option under the Stock Option Plan may not exceed 16,000,000. In determining the number of common shares of the Company subject to each option granted under the Stock Option Plan, consideration is given to the present and potential contribution by such person or company to the success of the Company. The exercise price per common share may not be less than the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the day on which the option is granted. Each option is for a term specified by the directors, to a maximum of ten years and is not exercisable unless the optionee has been continuously employed by, a director or an officer of, or engaged in providing ongoing management or consulting services for, the Company or a subsidiary of the Company continuously since the date of grant of the option, except in the case of the death of an optionee, in which case the option is exercisable for a maximum of twelve months thereafter, or in the case of an optionee ceasing to be an eligible participant under the Stock Option Plan for any reason other than cause or death, in which case the option is exercisable for a maximum of 30 days thereafter. The Stock Option Plan does not provide for the granting of financial assistance, whether by way of a loan, guarantee or otherwise, by the Company in connection with any purchase of Common Shares from the Company.

Stock Appreciation Rights

The Stock Option Plan also provides for share appreciation rights in favour of holders of options granted under the Stock Option Plan. A holder of an option under the Stock Option Plan is entitled to elect to terminate such option, in whole or in part, and, in lieu of receiving the Common Shares of the Company to which the terminated option relates, to receive that number of common shares of the Company, disregarding fractions, which, when multiplied by the fair value of the Common Shares to which the terminated option relates (which is the average of the high and low board lot prices for the common shares on the TSX for the immediately preceding 5 trading days), has a total value equal to the product of the number of such Common Shares multiplied by the difference between the fair value and the exercise price per share of such Common Shares of the Company, less any amount required to be withheld on account of income taxes.

The following table (presented in accordance with the Rules) sets forth stock options granted under the Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SAR's Granted[(1)] (#)	% of Total Options/SAR's Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on the Date of Grant ($/Security)	Expiration Date
Stephen Wilkinson	1,700,000	22.08%	$0.15	$0.04	August 30, 2006
David Cohen	1,200,000	15.58%	$0.15	$0.04	August 30, 2006

(1) 700,000 of which are subject to vesting as to 350,000 on the first anniversary (August 30, 2002) and 350,000 on the second anniversary of the date of grant. See "Statement of Executive Compensation - Summary Compensation Table".

The following table (presented in accordance with the Rules) sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised in-the-money options on an aggregated basis. The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Aggregate Options/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Options/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Stephen Wilkinson	Nil	N/A	1,000,000/700,000	Nil/Nil
David Cohen	Nil	N/A	500,000/700,000	Nil/Nil

Options and SAR Re-Pricings

There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed financial year.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has engaged Stephen Wilkinson and David Cohen under management contracts with private corporations. During the fiscal year ended December 31, 2001, no other Named Executive Officers had employment agreements with the Company.

Under the terms of the respective management contracts, private companies controlled by Messrs. Wilkinson and Cohen are paid $12,000 per month and are reimbursed for out-of-pocket expenses. In the event of a change of control of the Company or a change in the majority of the numbers of the Board of Directors of the Company, the agreements require 12 months notice of termination. Except as disclosed, the Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Management Contracts

Until March, 2001, the Company paid management fees to its controlling shareholder Miramar. The management arrangement with Miramar was terminated as part of the debt restructuring in 2001.

Until July 31, 2001, Lang Mining Corporation provided certain administrative and accounting services to the Company on a cost-recovery basis. See "Interests of Insiders in Material Transactions". Since August 1, 2001, the administrative and accounting services have been provided to the Company by LMC Management Services Ltd., a company jointly owned by the Company and a number of other public corporations. Services are supplied by LMC Management Services Ltd. on a cost recovery basis.

Except as otherwise disclosed herein no management functions of the Company are performed to any substantial degree by a person other than the Directors or senior officers of the Company

Report on Executive Committee

See Corporate Governance below.

Compensation of Directors

The Company does not pay cash compensation to directors of the Company for services rendered in their capacity as directors or for their services rendered as members of committees.

The Company has no plans other than the Stock Option Plan previously referred to herein pursuant to which cash or non-cash compensation was paid or distributed to Directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company, excluding the Named Executive Officers:

Name of Directors as at Financial Year-End	Securities Under Options Granted	% of Total Options Granted to the Directors in the Financial Year(1)	Exercise or Base Price(1) ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Norman Anderson	500,000	10.5%	$0.15	$0.04	August 30, 2001	August 30, 2006
John K. Burns	500,000	10.5%	$0.15	$0.04	August 30, 2001	August 30, 2006
Robert Cross	500,000	10.5%	$0.15	$0.04	August 30, 2001	August 30, 2006
Frank Lang	500,000	10.5%	$0.15	$0.04	August 30, 2001	August 30, 2006
Terrance O'Kane	500,000	10.5%	$0.15	$0.04	August 30, 2001	August 30, 2006

(1) These stock options have vested. The exercise price of stock options is determined by the Board of Directors of the Company but shall in no event be less than the closing trading price of the common shares of the Company on the day prior to announcement.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five financial years of the common shares of the Company, assuming a $100 investment in the common shares of the Company on December 31, 1996, with the TSX 300 Stock Index during such period, assuming dividend reinvestment.

Five-Year Cumulative Return on $100 Investment

Assuming Dividend Reinvestment

December 31, 1996 - December 31, 2001


200.00
150.00
100.00
50.00
0.00
1996
1997
1998
1999
2000
2001
NNO
TSE

Corporate Governance

In December 1994, the TSX Committee on Corporate Governance in Canada (the "**TSX Committee**") issued its report on proposed guidelines for corporate governance in Canada. In May 1995 the TSX adopted the TSX Committee's report and announced that all companies with a year end on or after June 30, 1995, would be required to describe their practices and policies with regards to corporate governance, with reference to the TSX Committee's report guidelines, on an annual basis, by way of a corporate governance statement contained in the company's annual report or circular.

Pursuant to the TSX guidelines on corporate governance (the "**Guidelines**"), the board of directors of the Company has approved the following statement on the corporate governance practices of the Company.

The role of the board of directors of the Company is to supervise management and to approve major and strategic decisions. The board annually adopts budgets for the upcoming year's operations and receives quarterly operating reports. All major matters are analysed in reports prepared by management and are submitted to the Board for its approval. Such major matters include significant acquisitions, exploration and development budgets and financings.

The Chief Executive Officer of the Company is primarily responsible for establishing the future direction of the Company. The board reviews all new proposed directions and significant decisions to be made, and has the ultimate decision on the direction of the Company.

During 2001 the Company's board of directors consisted of eight directors. Stephen Wilkinson, a director, is also a member of management. As at December 31, 2001, John K. Burns, Terry O'Kane, Norman Anderson, Robert Cross and Frank Lang are outside directors. The five outside directors are considered unrelated directors for the purposes of the Guidelines. As at December 31, 2001, two of the directors were also directors and officers of Miramar and considered related directors. These directors resigned subsequent to December 31, 2001.

The Chairman of the Company is not an officer of the Company. At the Company's present stage of development, the board is of the view that having a chair who is not involved in management is most appropriate for the Company. Moreover, the Board is of the view that the Company's outside directors have shown significant independence from management and receive the greatest benefit from a chairman who is also an outside director.

There are three board committees.

The **Executive Committee** is made up of the President and the three outside directors. The Executive Committee has not been delegated any specific authority by the board and acts primarily as a senior decision making forum. However, it is a primary responsibility of the Executive Committee to review and approve any transactions of the Company involving its controlling shareholder, Miramar.

During 2001, the **Audit Committee** consisted of the President and two directors, both of whom were related directors. The Audit Committee is mandated to implement and review internal systems and to assist the board in identifying and monitoring the risks of the business of the Company. The Audit Committee is also charged with the initial responsibility of determining that the financial and budget goals of the Company are met by management, and where the goals have not been met by management, to report back to the board on the progress and level of the achievement of management in relation to versus the predetermined budget levels.

The **Environmental Committee** consists of the President and two outside directors. The Environmental Committee reviews compliance by the Company with all applicable regulatory requirements together with an analysis of risks, which could be encountered in the future related to environmental matters.

The Company is controlled by Miramar, which is considered a "significant shareholder" within the meaning of the Guidelines. The Company does not have a separate nominating committee or corporate governance committee. The board is considering the creation of those formal committees. There are no formal procedures in place for recruiting new directors.

The Company has no separate investor relations group responsible for communications with shareholders. Senior members of management have frequent communication with institutional and retail shareholders.

The Board relies on management to follow the directions and policies established by the Board and to provide accurate information to the Board relating to all major developments in the Company's business within sufficient time for the Board to carry out its responsibilities.

Indebtedness to Company of Directors, Executive Officers and Senior Officers

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of any of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

Interest of Insiders In Material Transactions

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of NNO, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect NNO or any of its subsidiaries. See "Statement of Executive Compensation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" attached hereto as Appendix A. Frank Lang, a director of the Company is also the principal shareholder of Lang Mining Corporation, which, from May 15, 2001 to December 31, 2001, provided certain services to the Company. See "Executive Compensation - Management Contracts". During fiscal 2001 the Company paid legal fees of $174,857 to a law firm of which an officer of the Company is a partner.

Transactions Involving Miramar

During the financial year ended December 31, 2001, the Company paid management fees totalling $70,000 to Miramar ($420,000 in 2000). A portion of the management fees paid to Miramar represented the salary of a shared member of senior management of the Company, for services performed as an officer of the Company.

In May 2001, the Company concluded a restructuring of debts owing by it to Miramar. The 2001 debt restructuring resulted in the conversion by Miramar of the convertible portion of a previously issued convertible debenture at $1.47 per share (14,439,621 Common Shares were issued to Miramar as a result of the conversion), the consolidation of all other indebtedness of the Company to Miramar into the Miramar Notes, the reduction of the maximum amount payable under a previously granted Proceeds and Royalty Interest from $17,987,000 to $15 million, and amendment of the Proceeds Interest to exclude any proceeds of production or sale of the Company's San Jorge Property. In connection with the 2001 debt restructuring, Miramar granted 1341180 Ontario Limited the Control Block Option and granted to Robert Cross voting rights over the approximately 70 million shares held by Miramar and any shares issued on conversion of the Miramar Notes, until June 30, 2002. Robert Cross, the principal of 1341180 Ontario Limited became a director of the Company subsequent to negotiation of the 2001 debt restructuring and the Control Block Option and Voting Trust. Pursuant to an agreement dated April 12, 2001, 1341180 Ontario Limited holds the Control Block Option in trust for Valerie Gold Resources Ltd., which is entitled to direct the sale of the Common Shares which are subject to the Control Block Option. 1341180 Ontario Limited is entitled to a commission of $0.02 per Share on any such sale. See "Glossary", "Appendix A - Management Discussion and Analysis" and the Financial Statements attached hereto. See also "Particulars of Other Matters to be Acted Upon – Acquisition of Joint Venture Interest – Conditions to Completion of Acquisition" and "Other Material Facts".

Private Placement

In March 2002, subsequent to the Company's fiscal year end, Valerie Gold Resources Ltd. a company with a common director, purchased 8,333,000 Common Shares and 500,000 share purchase warrants of the Company on a private placement basis for total consideration of $500,000. Proceeds of the private placement will be used for working capital purposes and to conduct due diligence related to a potential acquisition.

In May 2001, prior to the appointment of Mr. Lang to the NNO Board of Directors, Valerie Gold Resources Ltd. purchased on a private placement basis 10,000,000 units of NNO at $0.15 per unit. Each unit consists of one common share and one share purchase warrant.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed herein, no director or senior officer of the Corporation or any proposed nominee of management of the Corporation for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors. See "General Proxy Information - "Interest of Insiders in Material Transactions".

APPOINTMENT OF AUDITOR

Unless such authority is withheld, the persons named in the form of proxy accompanying this Proxy Circular intend to vote for the appointment of KPMG LLP, Chartered Accountants, as the auditor of the Company until the close of the next following annual general meeting of the shareholders of the Company or until their successor is appointed, at a remuneration to be fixed by the directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Success Fees

Pursuant to an agreement between the Company and the Riverbank Group Limited ("Riverbank") dated September 1, 2001, Riverbank receives a monthly retainer of $12,500 and is entitled to a fee in respect of every financing, merger, acquisition, disposition or similar transaction entered into by the Company during the term of Riverbank's engagement and for a period of 12 months thereafter. The fee is calculated as an amount equal to 6% of the total value of each transaction and is payable by the issuance of Common Shares and share purchase warrants of the Company (the "**Success Fee securities**"). The deemed issue price of the Common Shares issued to Riverbank as part of the Success Fee securities is the weighted average price at which the Common Shares have traded on the TSX for the ten trading days immediately preceding the announcement of the relevant transaction. The share purchase warrants which form part of the Success Fee securities are exercisable to acquire one additional Common Share at a premium of 10% to the issue price of the Common Shares issued as part of the Success Fee securities. Riverbank is entitled to receive 300,000 Common Shares and 300,000 share purchase warrants in connection with the private placement of 8,333,333 Common shares and 500,000 share purchase warrants which was completed by the Company in March, 2002, to raise funds for working capital and due diligence in connection with an acquisition. Riverbank is arm's length to the Company. The Riverbank Agreement and the issuance of the Success Fee securities pursuant thereto are subject to shareholder approval which will be sought at the Meeting.

FINANCING AND ACQUISITION

The Company is currently investigating opportunities to raise the financing for an acquisition and for general working capital. The Company may also undertake additional financings and/or acquisitions over the next year and expects one or more of these to be structured as private placements.

Under the rules of the TSX the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement and acquisition transactions during any particular six-month period may not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transaction.

The application of the TSX 25% Rule may restrict the ability of the Company to raise funds by private placement of its securities.

Management of the Company considers it to be in the best interests of the Company to solicit private placement funds for potential acquisitions and working capital. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements and acquisitions that may exceed the TSX 25% Rule, provide such transactions are completed within 12 months of the date such advance approval is given.

The Company's issued and outstanding share capital (after taking into account the conversion of the Miramar Notes and issuance of the Success Fee Shares) will be approximately 170 million Common Shares. The Company proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements during any six month period within the twelve months commencing on June 25, 2002, would not exceed 49% of the Company's issued and outstanding shares as pre-transaction.

Any private placement or acquisition proceeded with by the Company under the advance approval being sought at the Meeting will be subject to approval by the Directors of the Company and to the following additional restrictions:

(i) it must be substantially with parties at arms-length to the Company;

(ii) it cannot materially affect control of the Company;

(iii) it must be completed within a twelve month period following the date the advance member approval is given; and

(iv) it must comply with the private placement pricing rules of the TSX which currently require that the issue price per common share must not be lower than the closing market price of the Common Shares on the TSX on the trading day prior to the date Notice of the private placement is given to the TSX (the "Market Price") less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In all cases, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arms-length or will materially affect control, in which case specific member approval may be required.

In anticipation that the Company may wish to enter into one or more transactions in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Company requests its members to pass an ordinary resolution in the following terms:

"RESOLVED, as an ordinary resolution, that the issuance by the Company in one or more private placements or acquisitions during any six month period within the twelve months commencing June 25, 2002, of such number of securities as would result in the Company issuing or making issuable a number of Common Shares totalling up to 49% of the number of issued and outstanding Common Shares of the Company pre-transaction, as more particularly described in and subject to the restrictions described in the Company's Information Circular dated May 7, 2002, is hereby approved."

An ordinary resolution requires the approval of a simple majority of the votes cast by those members of the Company who, being entitled to do so, vote in person or by proxy at the Meeting.

Director's Recommendation

The Directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that members vote in favour of the resolution.

In the event the resolution is not passed, the TSX will not approve any private placements or acquisitions that result in the issuance or possible issuance of a number of shares which exceed the TSE 25% Rule, without specific shareholder approval. Such restriction could impede an acquisition or financing and the Company's timely access to required funds on favourable terms.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the resolution approving the issuance of a number of shares by private placement that exceeds 25% of the Company's issued share capital unless the holder of Common Shares who has given such proxy has directed that the votes be otherwise cast.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED: May 7, 2002

BY ORDER OF THE BOARD OF DIRECTORS

Stephen J. Wilkinson
President and Chief Executive Officer

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

NORTHERN ORION EXPLORATIONS LIMITED

TO BE HELD AT SUITE 1000, 595 HOWE STREET, VANCOUVER, BRITISH COLUMBIA ON TUESDAY, JUNE 25, 2002, AT 10:30 A.M. (Vancouver Time)

The undersigned member ("Registered Shareholder") of the Company hereby appoints, John K. Burns, a Director of the Company, or failing this person, **Stephen Wilkinson**, President and a Director of the Company, or in the place of the foregoing, ______________________________ (*print the name*), as proxy holder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of KPMG Chartered Accountants as Auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To determine the number of Directors at 6			N/A
4. To elect as Director, Norman Anderson		N/A	
5. To elect as Director, John K. Burns		N/A	
6. To elect as Director, Robert Cross.		N/A	
7. To elect as Director, Frank A. Lang		N/A	
8. To elect as Director, Patrick T. O'Kane		N/A	
9. To elect as Director, Stephen Wilkinson		N/A	
10. To consider and, if thought fit, to approve by ordinary resolution, the Company issuing or making issuable in one or more private placements or acquisitions, during the 12 month period following the date of the Meeting, Common Shares totalling up to 49% of the issued and outstanding share capital of the Company, as more particularly described in the Information Circular accompanying this Notice			N/A
11. To consider and, if thought fit, to approve by ordinary resolution, the issuance of shares and share purchase warrants (the "Success Fee securities") to Riverbank Group Limited, pursuant to an agreement between the Company and Riverbank dated September 1, 2001 as more fully set out in the Information Circular accompanying this Notice			N/A
12. To authorize the directors in their discretion to amend stock options granted to insiders			N/A

13. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. *If this Instrument of Proxy is not dated* in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote

NORTHERN ORION

EXPLORATIONS LTD

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1

Tel: (604) 687-4622 Fax: (604) 687-4212

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the members of Northern Orion Explorations Ltd. (the "**Company**" or "**NNO**") will be held at 10th Floor - 595 Howe Street, Vancouver, British Columbia, on Thursday, June 25, 2002, at the hour of 10:30 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Corporation together with the auditor's report thereon for the financial year ended December 31, 2001.

2. To fix the number of directors at six.

3. To elect directors for the ensuing year.

4. To appoint the auditor for the ensuing year.

5. To authorize the directors to fix the remuneration to be paid to the auditor.

6. To consider and, if thought fit, to approve by ordinary resolution, the Company issuing or making issuable in one or more private placements or acquisitions, during the 12 month period following the date of the Meeting, Common Shares totalling up to 49% of the issued and outstanding share capital of the Company, as more particularly described in the Information Circular accompanying this Notice.

7. To consider and, if thought fit, to approve by ordinary resolution, the issuance of shares and share purchase warrants (the "**Success Fee securities**") to Riverbank Group Limited, pursuant to an agreement between the Company and Riverbank dated September 1, 2001 as more fully set out in the Information Circular accompanying this Notice.

8. To authorize the directors in their discretion to amend stock options granted to insiders.

9. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 7th day of May, 2002.

BY ORDER OF THE BOARD

"Stephen Wilkinson"
Stephen Wilkinson, President

SUPPLEMENTAL MAILING LIST RETURN CARD

(National Policy 41)

NOTICE TO SHAREHOLDERS OF NORTHERN ORION EXPLORATIONS LTD.

In accordance with National Policy Statement No. 41 / Shareholder Communication (the "Policy"), and pursuant to the British Columbia Securities Act and Rules:

a) a registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarter. Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; and

b) a non-registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third quarter. Non-registered shareholders entitled to receive an issuer's audited annual financial statements, pursuant to the Policy, will receive a quarterly report for an issuer's fourth fiscal quarter.

In anticipation of the ability to use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your fax number and/or e-mail address. Please also indicate your preferred method of communication.

TO: NORTHERN ORION EXPLORATIONS LTD.

The undersigned certifies that he/she is the owner of securities (other than debt instruments) of the company, and requests that he/she be placed on the company's Supplemental Mailing List in respect of its quarterly financial statements.

____
Name - Please Print

____
Address/City/Province/Postal Code

Signature	Date
Fax	E-mail Address

Method of Communication: ___Fax ___E-mail Notification * ____Mail (Postal)

***If you have selected E-mail notification as your method of communication, you must also complete a "Consent to Electronic Delivery of Documents" form (see reverse).**

PLEASE COMPLETE AND RETURN THIS CARD TO:

NORTHERN ORION EXPLORATIONS LTD.
1400 – 570 Granville Street
Vancouver, British Columbia
Canada V6C 3P1
Fax: (604) 687-4212

Consent to Electronic Delivery of Documents

Check all documents that this consent form applies to:

Quarterly Reports	News Releases	Take Over Bid Circulars
Annual Financial Statements	Rights Offerings	Exchange Offering Prospectus
Supplemental Return Card	Other Corporate Information	
Notice of Meeting and related materials (including a proxy)		

1. I acknowledge that access to both Internet Email and the World Wide Web is required in order to access documents electronically. I will receive by email notification of the availability of a document in electronic format. The notification email will not contain the actual document. The notification email will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download, and print the document from my computer.

2. I acknowledge documents distributed electronically may be distributed in Adobe's Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format. The Reader software is available free of charge from Adobe's web site at www.adobe.com. The Reader software must be correctly installed on my system before I will be able to view documents in PDF format.

3. I acknowledge that I may receive at no cost from the deliverer(s) a paper copy of any documents delivered electronically if I contact the deliverer by telephone at (604) 687-4622, by fax (604) 687-4212, by email at info@northemorion.com, or regular mail at 1400 – 570 Granville Street, Vancouver, B.C. V6C 3P1.

4. I understand that I will be provided with a paper copy of any document intended to be delivered electronically, if electronic delivery fails.

5. I understand that my consent may be removed or changed, including any change in electronic mail address to which documents are delivered, at any time by notifying the deliverer of such revised or revoked consent by telephone at (604) 687-4622, by fax (604) 687-4212, by email at info@northernorion.com, or regular mail at 1400 – 570 Granville Street, Vancouver, B.C. V6C 3P1.

6. I understand that I am not required to consent to electronic delivery.

NORTHERN ORION EXPLORATIONS LTD.

*(Name)*____________________ *(Postal Address)*____________________

*(Email Address)*____________________ *(Postal Address)*____________________

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above.

*(Date)*____________________ *(Signature)*____________________

NORTHERN ORION
EXPLORATIONS LTD.

First Quarter Report
March 31, 2002

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Balance Sheets
(Expressed in Thousands of Canadian Dollars)
(unaudited – prepared by management)

	March 31, 2002	December 31, 2001
Assets		
Current assets:		
Cash	$ 620	$ 387
Accounts receivable	181	167
Prepaid expenses	34	37
	835	591
Plant and equipment	2,192	2,192
Mineral property interests	81,251	81,238
	$ 84,278	$ 84,021
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 592	$ 466
Convertible promissory notes payable	7,266	7,167
	7,858	7,633
Reclamation	40	40
Future income taxes	24,485	24,485
	32,383	32,158
Shareholders' equity		
Share capital	149,774	149,274
Deficit	(97,879)	(97,411)
	51,895	51,863
	$ 84,278	$ 84,021

See accompanying notes to consolidated financial statements.

Approved on behalf of the board:

Director

Director

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Statements of Operations and Deficit
(Expressed in Thousands of Canadian Dollars, except per share amounts)
Three months ended March 31, 2002 and 2001
(unaudited- prepared by management)

	2002	2001
Expenses		
Depreciation and depletion	$ --	$ 6
Foreign exchange (gain) loss	2	--
Management fees	--	40
Office and administration	107	184
Property administration costs	35	112
Professional and consulting	173	--
Severance and restructuring costs	154	--
Interest income	(3)	(20)
	468	322
Loss for the period	(468)	(322)
Deficit, beginning of period	(97,411)	(96,126)
Deficit, end of period	$ (97,879)	$ (96,448)
Loss per share – basic and diluted	$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding	114,148,000	89,430,601

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Statements of Cash Flows
(Expressed in Thousands of Canadian Dollars, except per share amounts)
Three months ended March 31, 2002 and 2001
(unaudited – prepared by management)

	2002	2001
Cash provided by (used for)		
Operations		
Loss for the period	$ (468)	$ (322)
Items not involving the use of cash		
Depreciation and depletion	--	6
	(468)	(316)
Changes in non-cash operating working capital		
Accounts receivable	(14)	(9)
Prepaid expenses	3	(7)
Accounts payable and accrued liabilities	126	(126)
	(353)	(458)
Investments		
Mineral property interests	86	(187)
Financing		
Advances from controlling shareholder	--	134
Due to related parties	--	504
Common shares issued for cash	500	--
	500	638
Increase (decrease) in cash during the period	233	(7)
Cash, beginning of period	387	13
Cash, end of period	$ 620	$ 6
Supplementary information		
Non-cash transactions		
Interest capitalized to mineral property interests	(99)	(375)
Increase in mineral property interests due to increase in future income tax liability	--	65

See accompanying notes to consolidated financial statements.

(Tabular Dollar Amounts Expressed in Thousands of Canadian Dollars)

1. **Interim Financial Statements:**

These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2001.

The quarterly results are not necessarily indicative of results to be expected for an entire year.

These financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The Company has incurred significant losses to date and has been reliant on external sources of funds from issuances of equity and debt. At March 31, 2002, the Company has an excess of current liabilities over current assets of $7,023. The ability of the Company to continue as a going concern is dependent upon obtaining the necessary financing to ensure that the Company is able to meet its liabilities and commitments as they come due and settlement of the debt owing to Miramar Mining Corporation ("Miramar"). There can be no assurance that such funding will be available on an economic basis. Included in current liabilities is $7,266 related to promissory notes payable to Miramar that are due on demand commencing June 30, 2002. Miramar has agreed to enter into a voting trust agreement with an arm's length third party under which the third party holds all voting rights to the common shares owned by Miramar until June 30, 2002.

The ability of the Company to continue as a going concern assumes that no actions are being taken which requires settlement of the convertible notes outside of the normal course of business. The recoverability of amounts capitalized for mineral properties in the consolidated balance sheet is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting, and upon future profitable production. Further, to improve mineral properties' viability, requires increases in relevant mineral prices from current levels. The period over which mineral prices will remain at or below current levels is uncertain.

2. **Change in accounting policy:**

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. Section 3870 is applied prospectively to all stock-based payments to non-employees granted on or after January 1, 2002.

(Tabular Dollar Amounts Expressed in Thousands of Canadian Dollars)

2. Change in accounting policy (continued):

The Company accounts for all stock-based payments to non-employees granted on or after January 1, 2002, using the fair value based method. Stock options granted to employees are accounted for as a capital transaction. For grants made to non-employees outstanding at January 1, 2002, the new recommendations are applied retroactively, without restatement. No compensation cost is recorded for all other stock-based employee compensation awards. The changes have not had an impact on the Company's financial position. The Company is also required to disclose the pro forma effect of and to employee awards that are direct awards of stock and call for settlement in cash or other assets that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002, that call for settlement in cash or other assets that call for settlement in equity instruments. For such grants, the new Recommendations are applied retroactively, without restatement. During the three months ended March 31, 2002, the Company has not awarded any stock options. The Company has no change in its retained earnings at the beginning of 2002.

3. Loss per share:

Diluted loss per share is not calculated as the potential issue of common shares under the convertible debenture or the Company's stock appreciation rights plan would be anti-dilutive to the common shareholders.

4. Mineral property interests and deferred development:

	Agua Rica	New Acquisition (note 7)	Mantua	Net Proceeds Interest	Total
Balance, December 31, 2001	$ 74,505	$ --	$ 24,720	$ (17,987)	$ 81,238
Exploration and development expenditures (recoveries)	9	45	(41)	--	13
Balance, March 31, 2002	$ 74,514	$ 45	$ 24,679	$ (17,987)	$ 81,251

(a) Agua Rica

The Agua Rica project is located in Catamarca Province, Argentina. The property is composed of mining claims and exploration licences. Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that is being explored by a joint venture between the Company (30%) and BHP Copper (70%). In June 2001, the Company elected to reduce its interest in the Agua Rica project for all unpaid costs to that point and on a continuing basis until funds are available to the Company to make further payments on the project. As a result, $328,000 of unpaid costs included in accounts payable and accrued liabilities were reversed. The dilution on the project to March 31, 2002, has reduced the Company's interest in the project to a 29% interest. In the event that the Company elects to not contribute additional funds to BHP Copper, the operator, its current interest will be reduced over time to a 10% carried interest in the property.

During the three months ended March 31, 2002, the Company capitalized interest of $99,000 (2001 - $408,000) on funds borrowed for exploration and development activities.

(Tabular Dollar Amounts Expressed in Thousands of Canadian Dollars)

5. Promissory notes payable:

	March 31, 2002	December31, 2001
Convertible promissory notes (a)	$ 6,915	$ 6,915
Accrued interest on promissory notes	351	252
Current portion of convertible promissory notes	(7,266)	(7,167)
	$ --	$ --

(a) Convertible promissory notes

In fiscal 2001, the Company converted all amounts owing to Miramar, which included the $2,000,000 remaining principal on the Promissory Note (note 5(a)) and amounts owing on a convertible debenture, into two convertible promissory notes totalling $6,914,605. The convertible promissory notes are convertible, at Miramar's option, into common shares of the Company at a price of $0.15 per share. The notes bear interest at prime plus 2% per annum and are due on demand after June 30, 2002. If the notes are converted, all interest accrued and unpaid to the conversion date will be forgiven and no interest shall accrue thereafter. No value was assigned to the conversion option on issuance as its fair value was considered to be nominal.

The convertible promissory notes are secured by a General Security Agreement, a pledge and a charge over certain assets and shares in subsidiaries of the Company.

6. Share capital:

(a) Authorized:

500,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

(b) Issued:

	Number of common shares	Amount
Balance, December 31, 2001	113,870,222	$ 149,274
Shares issued:		
For cash	8,333,333	500
Balance, March 31, 2002	122,203,555	$ 149,774

(Tabular Dollar Amounts Expressed in Thousands of Canadian Dollars)

6. Share capital (continued):

(c) Stock options

At March 31, 2002, the Company had stock options outstanding as follows:

	Number of share options	Average exercise price
Outstanding, beginning of period	7,550,000	$0.15
Forfeited, expired and cancelled	(850,000)	0.15
Outstanding, end of period	6,700,000	$0.15
Available for exercise, end of period	5,300,000	$0.15

(d) Warrants

At March 31, 2002, there were 10,000,000 warrants outstanding exercisable at a price of $0.175 per common share until April 27, 2002, and $0.20 per common share until April 27, 2003, and 500,000 warrants exercisable at $0.075 per common share until March 28, 2004.

7. Subsequent events:

The Company has entered into an agreement to acquire all of the issued and outstanding shares of a private company, which holds an agreement to purchase a majority interest in a platinum property in South Africa, for approximately 136,000,000 common shares and US$2,000,000 cash. This transaction is subject to final due diligence, financing, and shareholder and regulatory approval.

On closing of this transaction, a 6% finder's fee of common shares and warrants exercisable over two years would be payable. The market price of each warrant would be 10% greater than the market price at the time of issue of the common shares.

FIRST QUARTER REPORT

May 29, 2002

During the first quarter of fiscal 2002, Northern Orion Explorations Ltd. ("Northern Orion") or the ("Company"), has continued its restructuring process. A process was initiated for identifying and targeting cash flow positive operations. Through this process, management successfully concluded transactions that resulted in the settlement or restructuring of all of the Company's indebtedness and raised sufficient working capital to carry us through into 2002. The positive by-product of our efforts was the formation of new strategic alliances that have already shown their value to the Company.

The restructuring has yielded a further significant benefit for Northern Orion. We have become well positioned and able to enter into negotiations and agreements by which the Company may acquire sufficient cash flow to preserve the value of its mining assets.

Restructuring Transactions

In April 2001, Valerie Gold Resources Ltd. ("Valerie") subscribed for a $1.5 million private placement of 10 million units of Northern Orion priced at $0.15 per unit. Each unit consisted of one Northern Orion common share and one share purchase warrant. With each warrant Valerie may purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.175 during the first year and $0.20 during the second. Upon closing, Valerie held 8.8% of Northern Orion's outstanding common shares.

Valerie and Northern Orion viewed the private placement as the first step in the forging of a significant alliance where each company brings unique and synergistic qualities to the alliance. Northern Orion's considerable resource base in copper and gold is matched with the strong balance sheet possessed by Valerie.

The private placement was subject to a number of conditions, which upon closing, set in motion events that had significant impact on Northern Orion. Firstly, the closing triggered the conversion of the $21.2 million Convertible Debenture ("CD") held by Miramar Mining Corporation ("Miramar") into 14,439,621 Northern Orion common shares priced at $1.47 each. Secondly, Northern Orion's remaining debts to Miramar in the amount of approximately $6.9 million were consolidated into new convertible notes. The conversion price for the new notes was set at $0.15 per share. The new notes become due and payable after June 30, 2002. The convertible notes payable and accrued interest totalling $7,266,000 are included in current liabilities on the consolidated financial statements. The notes payable are to be converted to common shares of the Company on completion of a substantial transaction, which will improve the working capital deficiency of $7,023,000 at March 31, 2002, substantially.

Miramar reduced the cap on the 2.5% Royalty and Net Proceeds Agreement (the "Royalty Agreement") with Northern Orion from approximately $18 million to $15 million. The Royalty Agreement was entered into in the fall of 2000 as part of the initial round of debt settlement and restructuring where approximately $18 million in Northern Orion's debt was settled with Miramar in exchange for the royalty. In addition, any future proceeds that could be realized from sale of the San Jorge copper property in Argentina are specifically excluded from the Royalty Agreement.

Miramar further agreed to sell its control block and optioned all but 10 million of its shares plus the new notes to 1341180 Ontario Limited, a private company owned by Mr. Robert Cross. The term of the option is the same as the new note, ending on June 30th 2002. Under the option agreement, the minimum purchase would be 5 million Northern Orion shares with the total value of the option with all shares purchased in the order of $4.8 million.

In addition, during the three months ended March 31, 2002, a second non-brokered private placement was completed for negotiated and entered into an arrangement with Valerie for a second non-brokered private placement of $500,000 for the working capital necessary to conclude the Agreement, by the issuance of 8,333,333 common shares and 500,000 common share purchase

warrants. Valerie holds 18.3 million shares or 15% of the pre-acquisition capital of Northern Orion, and a total of 10.5 million share purchase warrants.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2002

Overview

Northern Orion is primarily engaged in the development of its main mineral properties – Agua Rica in Argentina and Mantua in Cuba. Financial constraints on Northern Orion for the past three years have necessitated a significant reduction in the scale of all corporate activities.

Results of Operations

Northern Orion recorded a loss of $468,000 in fiscal 2002 compared to a loss of $322,000 in fiscal 2001. The increased costs are due to the continuing restructuring costs with respect to the Agua Rica property and the travel, consulting and legal costs with respect to the search for a new acquisition with the possibility of future cash flow. Office and administration costs have decreased from $184,000 in fiscal 2001 to $107,000 in fiscal 2002. There were no restructuring and professional fees incurred in the first quarter of fiscal 2001, as compared to $154,000 in the first quarter of fiscal 2002. The Company has incurred $35,000 with respect to maintenance of properties in fiscal 2002 as compared to $112,000 in fiscal 2001. In the first quarter of fiscal 2001 there were no professional and consulting fees. Certain of these fees include fees and expenses paid to executive officers, part of which were included in the management fees previously charged by Miramar. Also included are audit and legal fees incurred during the quarter.

Liquidity And Capital Resources

General

At March 31, 2002, the Company had a working capital deficiency of $7,023,000 compared to a deficiency of $923,000 at March 31, 2001. Of the amount of the 2002 deficiency, the convertible promissory notes accounted for $7,266,000 of the current liabilities. During the quarter ended March 31, 2002, a private placement was completed in the amount of $500,000. These funds are considered sufficient in the short term, but further funds will be required to finance the Company until projected cash flow is achieved from the proposed acquisition. Management is considering potential new sources of financing to meet the anticipated expenditures required to further advance its projects.

Northern Orion's financial condition in 2002 continues to be challenged principally due to restructuring costs and administrative overhead, and maintenance of the Cuban operations. The maintenance of the Cuban operations was the responsibility of Barytex from August 1, 2001, until the termination of the option with Northern Orion in April 2002. Maintenance of the assets in Argentina, apart from direct project costs at Agua Rica, continues to be the responsibility of the Company.

In June 2001, it was decided that Northern Orion would allow its interest to be diluted in the Agua Rica property rather than contribute further to the costs of the project. In the context of the current equity and metal markets, it was considered that the Company's shareholders would be better served without further financings to maintain the ownership level in Agua Rica. Northern Orion's investment is $74.5 million, approximately 29% of Agua Rica, at the end of the first quarter of fiscal 2002. Direct project costs, if not funded by the Company, could dilute the Company's interest in the project to a 10% carried interest if Northern Orion continues to elect not to make further contributions to the project.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion has a limited ability to generate sources of internal cash flow from operations. The Company has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture the evaluation of properties and through third party borrowings.

When, and if, the Company places any of its exploration properties into production, it is anticipated that the resulting cash flows may become sufficient to sustain future operations, exploration and development. At present, the Company lacks the internal financial ability to advance any of its projects to the production stage.

PROJECT UPDATES

Agua Rica

The Agua Rica project, a Joint Venture between BHP Billiton and Northern Orion, remains the Company's primary asset at the present time and contains a world-class copper-gold-molybdenum porphyry deposit. The project is located in the state of Catamarca in Argentina about 35 kilometres east of the Alumbrera copper-gold mine. BHP Billiton is the project operator. To date, 176 drill holes have been completed with substantially all other field studies complete for a bankable feasibility study, including bulk sampling from two adits, laboratory and pilot scale metallurgical testing, geotechnical design, water exploration, and pre-feasibility level engineering.

In June 2001, it was decided that Northern Orion would allow its interest to be diluted rather than contribute further to the costs of the project. In the context of the current equity and metals markets, it was considered that our shareholders would be better served by not attempting further financings to maintain our ownership level. Work continued at a reduced level in 2001 owned Agua Rica Project in Argentina, and the budget for the 2002/2003 year presented by the project operator, BHP Billiton of US$1.4 million is a continuation of this reduced work program. BHP has presented a budget for the Agua Rica project for the period July 1, 2002, to June 30, 2003. The proposed budget and work program is currently being reviewed by the Company.

The Company's share of the work program (including management fees to the operator) in the quarter is approximately $151,000 (2001 –$682,000). Due to the Company's decision to dilute its interest in the property, these expenditures have not been recorded in these consolidated financial statements. As a result of the dilution, Northern Orion's investment in Agua Rica is $74.5 million but the property interest is now approximately 29%, as compared to 30% held in March 2001, before the Company's decision to dilute its interest was made.

During the first quarter of fiscal 2002, the Company capitalized interest of $99,000 (2001 - $408,000) on funds borrowed for exploration and development activities.

San Jorge Copper-Gold Project

The San Jorge deposit which is 100% owned by Northern Orion is located near Mendoza in Argentina. The Company has evaluated, on a pre-feasibility basis, the potential for developing a solvent extractive, electrowinning operation at San Jorge. Even though the results were encouraging, management believes that the project economics could be more attractive with the definition of additional resources through further exploration drilling supplemented by a recovery in the copper price. The Company is seeking a third party with which to form a joint venture to undertake the necessary work program and to complete a final feasibility study.

Mantua Copper Project

The Mantua project, 50% owned by the Company, is a high-grade copper deposit amenable to open pit mining and solvent extraction/electro-winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

In 1999, Northern Orion completed an internal pre-feasibility study to evaluate the use of a ferric leach, solvent extraction process. Annual copper production at an estimated cost of US $0.45/lb copper of 18,000 tonnes of cathode is projected over a 10-year mine life. The current plan is to

proceed with further metallurgical testing and integration of the results into a new bankable feasibility study.

In July, the Company and International Barytex Resources Ltd. ("Barytex") entered into an option agreement whereby Barytex could acquire the undivided 50% interest of the Company in the Mantua project in Cuba by the acquisition of 100% of the issued and outstanding shares in Minera Mantua Inc., a wholly owned subsidiary of Northern Orion. In order to exercise the option, Barytex was to assume and pay all carrying costs relating to the Company's operations in Cuba, complete a bankable feasibility study within 18 months, arrange all financing required in order to commence commercial production and commence construction of the project within 120 days of making a production decision.

The Agreement was subject to regulatory and shareholder acceptance. The Company's proceeds from the project would be subject to the Royalty Agreement and Barytex had committed to make all required payments to be made to Miramar on the Company's behalf in respect of this Royalty.

On April 12, 2002, Barytex announced that was unable to obtain the needed financing on suitable terms. Consequently, it was forced to withdraw from its option and terminate its agreement with the Company. From that time on, Northern Orion is responsible for costs relating to the project.

Northern Orion has been considering proposals to provide financing for funding the Mantua project through to production, but no offers have been accepted at this time. In order to meet the conditions of certain financing proposals, further diamond drilling and metallurgical tests would be required. To fund work, negotiations have been started with organizations capable of contributing the amounts needed in exchange for either equity in the Company or a part of the interest in the project.

Commitments

Northern Orion has, as a consequence of its restructuring, reduced its operational commitments substantially. The Company has elected not to further contribute to the Agua Rica project expenditures. Under to the agreement with Barytex, Barytex is responsible for the payment of all operational costs related to Mantua to April 2002. After April 2002, Northern Orion will be required to pay the costs of the Cuban operations until either the copper operations commence generating cash flow or a new participant is located. The San Jorge project requires no further exploration expenditures. An amount of $97,727 has been set up in accounts receivable with respect to Barytex's share of the costs of the Mantua operations to the date of termination. It is not known at this time when these funds will be received.

OUTLOOK

Northern Orion's plan is to hold expenditures to the lowest possible level while maintaining its interest in certain core properties. Plans for 2002 call for the construction and start-up of platinum operations in the proposed platinum joint venture in South Africa, and completion of metallurgical tests on the Mantua copper ore in Cuba.

02 JUN 10 AM 11:18

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor
Vancouver, B.C. V6C 3B8

Telephone: (604) 689-9853
Fax: (604) 689-8144

May 21, 2002

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

RE: NORTHERN ORION EXPLORATIONS LTD
MAILING ON MAY 21, 2002

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all of the registered members of the Company and to intermediaries in accordance with National Policy 41:

- Annual Report
- Notice of Meeting
- Proxy
- Annual Financial Statements for the Year Ending December 31, 2001
- Information Circular
- Supplemental Return Card

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"Anissa Rimer-Ly"

Anissa Rimer-Ly
AR/jo

cc: Alberta Securities Commission
cc: Director of Corporations - PEI
cc: Manitoba Securities Commission
cc: Nova Scotia Securities Commission
cc: Office of the Administrator of Securities - NB
cc: Ontario Securities Commission
cc: Quebec Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Saskatchewan Securities Commission
cc: Securities Division - Department of Justice - NF
cc: Toronto Stock Exchange
cc: Nunavut Securities Commission
cc: Northern Orion Explorations Ltd
cc: Dumoulin Black
cc: KPMG Peat Marwick Thorne

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 F: (604) 689-8144

May 15, 2002

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs:

As per National Policy 41 requirements, including Addendum "A" to the Policy, please be advised of the following:

Company:	**Northern Orion Explorations Ltd.** **(Cusip 66557D109)**
Meeting:	**Annual & Extraordinary General Meeting**
Record Date:	**May 7, 2002**
Meeting Date:	**June 25, 2002 ****REVISED*******

If you require further information, please contact:

"Anissa Rimer-Ly"

Anissa Rimer-Ly
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: Toronto Stock Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Northwest Territory
cc: Yukon Territory
cc: Nunavut

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